As filed with the Securities and Exchange Commission on October 14, 2022	Registration No. 333-232914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
__________

KONINKLIJKE DSM N.V.
(Exact name of issuer of deposited securities as specified in its charter)
__________

ROYAL DSM N.V.
(Translation of issuer’s name into English)
__________

THE NETHERLANDS
(Jurisdiction of incorporation or organization of issuer)
_____________________________

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)

1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
__________

Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808
+ 1 (302) 636-5400, ext. 63235
(Address, including zip code, and telephone number, including area code, of agent for service)
_______________________________

Copies to:

Deutsche Bank Trust Company Americas
1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100

_______________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐
_______________________________

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-fourth of one common share of Koninklijke DSM N.V.	N/A	N/A	N/A	N/A
[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1, or this Amendment No. 1, to the registration statement on Form F-6 (File No. 333-232914), or the Registration Statement, of KONINKLIJKE DSM N.V., or the Registrant, is being filed solely for the purpose of filing as an exhibit Amendment No. 1 to the Second Amended and Restated Deposit Agreement between the Registrant, Deutsche Bank Trust Company Americas, as depositary, and owners and holders of American Depositary Shares to shorten the period after which the Depositary may sell any Deposited Securities of the Registrant still held by it following the termination of the Deposit Agreement from six months to 30 days and to update the address of the Depositary. This Amendment No. 1 does not modify any other provision of the Registration Statement.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Second Amended and Restated Deposit Agreement filed as Exhibit (a) to Form F-6 (File No. 333-182397), as amended by Amendment No. 1 to the Second Amended and Restated Deposit Agreement, filed herewith as Exhibit (a)(ii) to this Post-Effective Amendment to the Registration Statement on Form F-6 (File No. 333-232914), which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (15)

	(iii)	The collection and distribution of dividends	Paragraph (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (12), (14) and (15)

	(v)	The sale or exercise of rights	Paragraphs (2), (6), (13), (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3) and (4)

	(x)	Limitation on the liability of the depositary	Paragraphs (6), (10), (15), (16), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2. AVAILABLE INFORMATION			Paragraph (12)

(a)          As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Koninklijke DSM N.V. publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (http://www.dsm.com) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i)
Form of Second Amended and Restated Deposit Agreement dated July 9, 2012, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Previously filed as Exhibit (a) to Form F-6 (File No. 333-182397) and incorporated herein by reference.

(a)(ii)	Amendment No.1 to the Second Amended and Restated Deposit Agreement — Filed herewith as Exhibit (a)(ii).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed.

(e)	Certification under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. – Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADR, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 14, 2022.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts representing one-fourth of one common share of Koninklijke DSM N.V.

Deutsche Bank Trust Company Americas, as Depositary

/s/ MICHAEL TOMPKINS
Name: Michael Tompkins
Title: Director

/s/ MICHAEL CURRAN
Name: Michael Curran
Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, Koninklijke DSM N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Heerlen, the Netherlands, on October 14, 2022.

Koninklijke DSM N.V.

By:	/s/ GERALDINE MATCHETT
Name: Geraldine Matchett
Title: Co-Chief Executive Officer

By:	/s/ DIMITRI DE VREEZE
Name: Dimitri de Vreeze
Title: Co-Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Geraldine Matchett and Dimitri de Vreeze, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this registration statement has been signed by the following persons on October 14, 2022, in the capacities indicated.

Signature	Title

/s/ GERALDINE MATCHETT	Co-CEO and Member of the Managing Board (Principal Financial and Accounting Officer)
Name: Geraldine Matchett

/s/ DIMITRI DE VREEZE	Co-CEO and Member of the Managing Board (Principal Executive Officer)
Name: Dimitri de Vreeze

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Koninklijke DSM N.V., has signed this this Amendment No. 1 to the Registration Statement on Form F-6 in New York City, State of New York, on October 14, 2022.

DSM North America

By:	/s/ HUGH WELSH
Name: Hugh Welsh
Title: President General Counsel

Index to Exhibits

Exhibit	Document
(a)(ii)	Amendment No.1 to the Second Amended and Restated Deposit Agreement